Exhibit 99.1

Atrium European Real Estate Limited

2016 RESULTS REFLECT CONTINUED STRONG PERFOMANCE ACROSS THE PORTFOLIO

Ad hoc announcement - Jersey, 22 March 2017. Atrium European Real Estate Limited (VSE/ Euronext: ATRS) (“Atrium” or the “Company” and together with its subsidiaries, the “Group”), a leading owner, operator and redeveloper of shopping centres and retail real estate in Central and Eastern Europe, announces its results for the fourth quarter and year ended 31 December 2016.

Key Highlights

●	LFL NRI momentum up 1.8% excluding Russia, driven by portfolio quality uplift

●	Positive operational results, operating margin at 95.4% and occupancy rate at 96.6%

●	Profit growth before tax up €104m

●	Strong progress in the redevelopment and extension programme, initiatives to add 70,000 sqm of new GLA by 2020 (7,600 sqm added in 2016), focussed on Warsaw

●	Major milestone reached in March 2017 with a framework agreement signed to resolve the vast majority of the Austrian legacy issues

●	Cost saving programme of €10m per annum from 2018 onwards in administrative costs as a result of the signing of the legacy arrangement and identified operational efficiencies

●	A balance sheet well positioned to support future growth

Business review

●	Profit before taxation was €72.6m for the year, reflecting an increase of €103.5m compared to a loss of €30.9m for 2015 - primarily driven by a €14.5m revaluation (compared to a €104.7m devaluation last year, mainly due to Russia) offset by a €20m increase in administration expenses, largely due to higher legacy legal costs and provision

●	Group NRI was €188.8m (2015: €197.9m) with EPRA like-for-like NRI of €156.6m (2015: €160.3m) impacted by a €5.9m or 15.0% reduction in income in Russia (Q4 ‘16: -3.0%)

●	Group operating margin remained healthy at 95.4% (2015: 96.4%)

●	Occupancy rate steady at 96.6% (31 December 2015: 96.7%)

●	Company adjusted EPRA earnings per share was 31.4 €cents (2015: 33.3 €cents)

●	EBITDA, excluding revaluation and disposals, impairments and legacy legal matters was €162.2m (2015: €174.0m) reflecting the disposal of non-core assets and a reduction in income from Russia

●	Value of the Group’s portfolio of 60 standing investments stood at €2.6 billion after strategic portfolio sales (31 December 2015: 77: €2.7 billion)

●	EPRA net asset value (“NAV”) per share was €5.39 (31 December 2015: €5.64) following the payment of a 14.0 €cents special dividend in September and including three quarterly dividends of 6.75 €cents

●	Consistent annual dividend of €cents 27 per share approved for 2017 with the first quarterly dividend of 6.75 €cents per share due to be paid as a capital repayment on 31 March to shareholders on the register at 24 March, with an ex-dividend date of 23 March 2017

Significant progress with portfolio repositioning during 2016 and into 2017:

Redevelopment and extension programme driving future higher quality cash flow:

●	7,600 sqm extension at Atrium Promenada successfully completed and opened, with ongoing works to add a further 13,400 sqm

●	A 8,600 sqm GLA extension has commenced at Atrium Targowek

●	These Polish projects are part of a wider redevelopment pipeline which will deliver almost 70,000 sqm of new GLA to the Group’s portfolio and make a significant contribution to the continued drive for more sustainable income growth

Disposals to further focus portfolio on higher quality assets

●	Disposal of a €102.6m portfolio of ten retail assets in the Czech Republic completed in February 2016, reflecting an 8% premium to fair value

●	Framework agreement signed in April 2016 for the €10m sale of two land plots in Russia

●	€17.5m sale in June 2016 of three smaller Polish assets and the €12.5m disposal of Atrium Azur in October 2016, when the Group exited Latvia, both achieved at slightly above fair value, in line with previous disposals

Financing transactions provide balance sheet strength and flexibility

●	Voluntary repayment of a €49.5m bank loan in Poland completed in March 2016

●	84% of the Group’s standing investments are unencumbered as at 31 December 2016

●	€17m nominal value of bonds due in 2020 and 2022 repurchased in April 2016

●	€175m of unsecured revolving credit facilities now available following the signing of a €25m increase in Q4 2016

●	As at 31 December 2016 Gross LTV and Net LTV were 32.3% and 28.7% respectively. The Company remains conservatively leveraged and well placed to support future redevelopments and growth opportunities as they arise

New milestone in resolving legacy issues

●	In January 2016, the Company announced the resolution of the Dutch litigation and the establishment of a compensation fund which was in place through to October 2016 and resulted in expected compensation payments of €11m in respect of some 1,650 submissions (of which Atrium bears 50%)

●	Major positive milestone reached in March 2017 with a framework agreement to resolve the vast majority of the Austrian legacy issues with a maximum related payment of €44m and an increase in the provision by approximately €32m.

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Management changes

●	Liad Barzilai appointed Chief Executive Officer of the Group as of 23 February 2017, following the resignation of Josip Kardun

Commenting on the results, Liad Barzilai, Group CEO, said: “Our results today reflect both the improvement of the portfolio and the strengthening of our balance sheet, which provide the Group with a strong platform for growth in the coming year.

“Our redevelopment and extension programme is progressing well and we have a healthy pipeline of opportunities that will help us to deliver higher quality and sustainable income in future years.

“Furthermore, the significant progress made towards resolution of our legacy issues and the associated cost reduction, together with cost savings from improved operational efficiencies will add approximately €10m of EBITDA annually and put us in a position to look forward positively to the years ahead and creating further value for our shareholders.

“Having only taken up the role of CEO in February, I would like to thank my colleagues at Atrium for their contribution to another robust set of year-end results.”

This announcement is a summary of, and should be read in conjunction with, the full version of the Group’s Q4 2016 results, which can be found on the Company page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on the Company’s website www.aere.com or from:

Analysts:

RLee@aere.com

Press & Shareholders:

FTI Consulting Inc +44 (0)20 3727 1000

Richard Sunderland

Claire Turvey

Ellie Sweeney

atrium@fticonsulting.com

The Company is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Commission as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.

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